BIGLARI CAPITAL CORP.

17802 IH 10 West, Suite 400

SAN ANTONIO, TEXAS 78257

TELEPHONE (210) 344-3400

FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

March 13, 2019

Ms. Sandra B. Cochran

Chief Executive Officer

Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, Tennessee 37087

Dear Sandy:

As you are aware, The Lion Fund II, L.P. holds 3,525,294 shares of Cracker Barrel Old Country Store, Inc. or 14.7% of the company’s outstanding shares. We are becoming increasingly concerned about Cracker Barrel’s recent and potential capital allocation decisions. As a consequence, we propose immediate actions be undertaken, details of which are delineated herein.

In 2016, the Company launched Holler & Dash Biscuit House, a biscuit-inspired concept. Since then, a total of 7 units have opened. From the outset, we believed Holler & Dash was an ill-conceived project that was destined to fail. After three years, our original conviction has only intensified. The company has no business pursuing a start-up. I surmise not only that such a de novo maneuver necessitated significant administrative expenses but also that it continues to distract managerial attention from the brand that brought all of us here, Cracker Barrel. Does anyone believe that Holler & Dash will move the financial needle? Conversely, divesting Holler & Dash would reduce general and administrative expenses. It is time that you sign the death certificate on the Holler & Dash venture.

Our second issue concerns new store investments. Each new Cracker Barrel store currently costs $6.1 million. Since fiscal 2011, 52 Cracker Barrel stores have opened, resulting in a total capital outlay of about $240 million. Yet you have not disclosed financial data with which shareholders can assess the stores’ financial performance and thus the overall return on investment.

The last time the company judged that new store investments were “a good use of our capital,” we demonstrated that the return on investment was miscalculated. To refresh your recollection, on November 21, 2011, you stated to shareholders, “Mr. Biglari says we shouldn’t be building new stores and we’re not getting a good return on our investment. Between our fiscal 2004 and 2009, we spent $382 million building 116 stores. For the fiscal year ending July 29, 2011, those stores generated earnings before interest, taxes, depreciation and amortization of $61.8 million. This represents a 16.2% return on our investment, which we believe is a good use of our capital.” But when all relevant costs were taken into account, the return was closer to 4%. We hope management corrected its analytical framework after we brought the error to your attention. We ask you to publish the total investment in new stores along with all pertinent data so we can judge the returns for the period under your leadership as CEO.

Lastly, on the quarterly conference call, you commented on The Lion Fund’s reduced ownership in Cracker Barrel and suggested its potential effect on the special dividend, which, of course, would impact all shareholders. Special dividends should be paid irrespective of our level of ownership. Cracker Barrel shareholders have become accustomed to the wise policy of declaring special dividends for the prior four years. We ask that the Board stick to its winning strategy by continuing to pay an annual special dividend of $3.75 per share (or more) for the benefit of all shareholders. (Incidentally, I publicly recommended share repurchases when the stock was radically undervalued, and trading around $45 per share. https://www.sec.gov/Archives/edgar/data/93859/000092189511002198/ex991to13da607428021_111411.htm.) Simply because we are a near 15% owner instead of 20% should not change the company’s capital allocation policy. To put our ownership in context, we are the single largest — and one of the longest running — stockholders of Cracker Barrel with a current investment of approximately $550,000,000. The special dividend is the correct action irrespective of our presence; it is the optimal avenue to return cash to shareholders quickly.

Our proposal in this letter can be summed up as follows:

1)	Divest (or eliminate) Holler & Dash;

2)	Provide financial data on new Cracker Barrel stores; and

3)	Maintain (or increase) the special dividend of $3.75 per share.

Please know your future success is our success — and the success of all shareholders. We look forward to hearing from you.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari